DEVON ENERGY CORPORATION

333. W. SHERIDAN AVE

OKLAHOMA, CITY, OKLAHOMA 73102-5015

TELEPHONE (405) 235-3611

November 17, 2021

VIA EDGAR

Mr. Michael Purcell

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation

Registration Statement on Form S-4

File No. 333-260961

Dear Mr. Purcell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Devon Energy Corporation respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated by the staff of the U.S. Securities and Exchange Commission to November 22, 2021 at 11:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please contact Michael Hong of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2227 with any questions you may have regarding this request. In addition, please notify Mr. Hong by telephone when this request for acceleration has been granted.

/s/ Alana D. Tetrick
Alana D. Tetrick
Vice President, Corporate Finance and Treasurer Devon Energy Corporation

cc:    Michael J. Hong, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP